

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 2, 2009

Mr. Stephen Chesnut
Senior Vice President, Finance
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

      Re: Overstock.com, Inc.
              Item 4.01 Form 8-K
              Filed March 24, 2009
              File No. 000-49799

Dear Mr. Chesnut:

      We have completed our review of your Form 8-K and have no further comments at this time.

                      Sincerely,

                      Ta Tanisha Meadows
                      Staff Accountant